September 27, 2024

Rongjun Xu
Chief Executive Officer
INLIF Limited
No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan   an City, Quanzhou
The People   s Republic of China

       Re: INLIF Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed September 24, 2024
           File No. 333-279569
Dear Rongjun Xu:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1
Related Party Transactions, page 111

1. We note that you have provided disclosure in this section as of June 30, 2024. Please revise to provide disclosure up to the date of the document. Refer to
Item 7.B. of Form
       20-F.
 September 27, 2024
Page 2

        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Lisa Forcht